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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D
                    Under the Securities Exchange Act of 1934
                                (Amendment No. 4)

                                  M Wave, Inc.
                                (Name of Issuer)

                                  Common Stock
                         (Title of Class of Securities)

                                    554034108
                                 (CUSIP Number)

              c/o Greenbaum, Rowe, Smith, Ravin, Davis & Himmel LLP
                              Eric H. Melzer, Esq.
                              99 Wood Avenue South
                                  P.O. Box 5600
                          Woodbridge, New Jersey 07095
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notice and Communications)

                                February 7, 2002
             (Date of Event which requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this Schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

Check the following box if a fee is being paid with the statement [X]. (A fee is not required only if the reporting person:

(1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).




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                                  SCHEDULE 13D

CUSIP NO. 554034108                                         Page 2 of 4 Pages


1. NAME OF REPORTING PERSON
   S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

         Zachary Prensky, social security number: ###-##-####

2. CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

   (a)  [X]

         Members of Group:  Zachary Prensky
                            Carolyn Beth Prensky IRA
                            Carolyn Beth Prensky and Zachary Prensky, joint tenants with right of survivorship Wolf Prensky Keogh
                            Wolf Prensky and Zachary
                            Prensky, joint tenants with right of
                            survivorship
                            Wolf Prensky and Carolyn Beth
                            Prensky, joint tenants with right of
                            survivorship
   (b)  [ ]

3. SEC USE ONLY

4. SOURCE OF FUNDS*

   PF

5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ___

   Not Applicable


6. CITIZENSHIP OR PLACE OF ORGANIZATION

  Zachary Prensky- United States
  Carolyn Beth Prensky IRA- New Jersey
  Carolyn Beth Prensky- United States
  Wolf Prensky Keogh- New Jersey
  Wolf Prensky- United States

7. NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH SOLE VOTING POWER




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         Zachary Prensky- 174,000 shares
         Carolyn Beth Prensky IRA- 10,000 shares
         Wolf Prensky Keogh- 6,000 shares

8. NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH SHARED VOTING POWER

         Carolyn Beth Prensky and Zachary Prensky, joint tenants with right of survivorship- 10,000 shares
         Wolf Prensky and Zachary Prensky,
         joint tenants with right of survivorship- 23,000 shares
         Carolyn Beth Prensky and Wolf Prensky,
         joint tenants with right of survivorship-20,000 shares

9. NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH SOLE DISPOSITIVE POWER

         Zachary Prensky- 174,000 shares

10. NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH SHARED DISPOSITIVE POWER

         Carolyn Beth Prensky, IRA- 10,000 shares
         Carolyn Beth Prensky and Zachary Prensky, joint tenants with right of survivorship- 10,000 shares
         Wolf Prensky Keogh- 6,000 shares
         Wolf Prensky and Zachary Prensky,
         joint tenants with right of survivorship- 23,000 shares
         Wolf Prensky and Carolyn Beth Prensky,
         joint tenants with right of survivorship- 20,000 shares

11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         Zachary Prensky- 174,000 shares
         Carolyn Beth Prensky IRA- 10,000 shares
         Carolyn Beth Prensky and Zachary Prensky, joint tenants with right of survivorship- 10,000 shares
         Wolf Prensky Keogh- 6,000 shares
         Wolf Prensky and Zachary Prensky,
         joint tenants with right of survivorship- 23,000 shares
         Wolf Prensky and Carolyn Beth Prensky,
         joint tenants with right of survivorship- 20,000 shares





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         Zachary Prensky expressly disclaims ownership in shares owned by
Carolyn Beth Prensky, IRA, Wolf Prensky Keogh, and Wolf Prensky and Carolyn Beth Prensky, joint tenants with right of survivorship. Zachary Prensky has shared dispositive power with Carolyn Beth Prensky in shares owned by Carolyn Beth Prensky, IRA, and by Carolyn Beth Prensky and Zachary Prensky, joint tenants with right of survivorship. Zachary Prensky has shared dispositive power with Wolf Prensky in shares owned by Wolf Prensky Keogh, and Wolf Prensky and Zachary Prensky, joint tenants with right of survivorship. Zachary Prensky has shared dispositive power with Carolyn Beth Prensky and Wolf Prensky in shares owned by Carolyn Beth Prensky and Wolf Prensky, joint tenants with right of survivorship.

         Carolyn Beth Prensky expressly disclaims ownership in shares owned by Zachary Prensky, Carolyn Beth Prensky, IRA, Wolf Prensky Keogh, and Wolf Prensky and Zachary Prensky, joint tenants with right of survivorship.

         Wolf Prensky expressly disclaims ownership in shares owned by Zachary Prensky, Carolyn Beth Prensky IRA, Carolyn Beth Prensky and Zachary Prensky, joint tenants with right of survivorship, and Wolf Prensky Keogh.

12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES [ ]

13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         Zachary Prensky- 3.9%
         Carolyn Beth Prensky, IRA- .2%
         Carolyn Beth Prensky and Zachary Prensky, joint tenants with right of survivorship- .2%
         Wolf Prensky Keogh- .1%
         Wolf Prensky and Zachary Prensky,
         joint tenants with right of survivorship- .5%
         Wolf Prensky and Carolyn Beth Prensky,
         joint tenants with right of survivorship- .5%

14.  TYPE OF REPORTING PERSON*

         Zachary Prensky- IN
         Carolyn Beth Prensky, IRA- EP
         Carolyn Beth Prensky and Zachary Prensky, joint tenants with right of survivorship- OO
         Wolf Prensky Keogh- EP
         Wolf Prensky and Zachary Prensky,
         joint tenants with right of survivorship- OO
         Wolf Prensky and Carolyn Beth Prensky,
         joint tenants with right of survivorship- OO





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Item 1.  Security and Issuer

     (a) The title of the class of equity securities to which this statement relates is common stock.

     (b) The name and address of the principal executive office of the issuer is:

         M Wave Inc.
         216 Evergreen Street
         Bensenville, Illinois 60106

Item 2.  Identity and Background

         (a)(b)   Name & Address:



                  Zachary Prensky            382 Central Park West, Apt. 5-R
                                             New York, NY 10025

                  Carolyn Beth Prensky
                  Wolf Prensky
                  Carolyn Beth Prensky IRA   28-10 High Street
                  Wolf Prensky Keogh         Fair Lawn, New Jersey 07410

         (c)     Occupation/Employment:

                  Zachary Presnsky is the Managing Director of Wellfleet Partners, Inc., an investment banking and advisory firm located at One Penn Plaza, 46th floor, New York, N.Y. 10119. Carolyn Beth Prensky is a physician. Wolf Prensky is a cell biologist.

         (d) During the last five years, none of the reporting persons have been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

         (e) During the last five years, none of the reporting persons have been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

         (f) Citizenship:

         Zachary Prensky, Carolyn Beth Prensky, and Wolf Prensky are United States citizens. Carolyn Beth Prensky, IRA and Wolf Prensky Keogh were formed and are located in the State of New Jersey.

Item 3. Source and Amount of Funds or Other Consideration

                  The reporting person acquired the securities using personal funds.





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Item 4.  Purpose of Transaction

          The reporting person intends to continue to hold securities of the Issuer. The reporting person may acquire and/or dispose in the open market additional securities of the Issuer on an ongoing basis.

          The reporting person has no plans or proposals which relate to or would result in:

               (a) An extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries;

               (b) A sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries;

               (c) Any material change in the present capitalization or dividend policy of the Issuer;

               (d) Any other material change in the Issuer's business or corporate structure, including but not limited to, if the issuer is a registered closed-end investment company, any plans or proposals to make any changes in its investment policy for which a vote is required by Section 13 of the Investment Company Act of 1940;

               (e) Changes in the Issuer's charter, by-laws or instruments corresponding thereto or other actions which may impede the acquisition or control of the Issuer by any person;

               (f) Causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association.

               (g) A class of equity securities of the issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act; or

               (h) Any action similar to any of those enumerated above.

Item 5. Interest in Securities of the Issuer

     The aggregate number and percentage of the class of securities identified pursuant to Item 1 beneficially owned by the reporting person is 243,000 shares or 5.5%.


Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

See paragraphs 7-11 above. Any and all arrangements as to shared voting power and shared dispositive power with respect to the shares are oral understandings.




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Item 7. Material to be Filed as Exhibits

None.

Signature

            After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



February 19, 2002                                /s/   Zachary Prensky
                                                       ---------------